Old National Bancorp
Acquisition of
Indiana Community
Bancorp
January 25, 2012
Filed by Old National Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Indiana Community Bancorp
Commission File No.: 000-18847
Set forth below are slides from an investor presentation given on January 25, 2012 by Old National Bancorp regarding the proposed merger transaction between Old National Bancorp and Indiana Community Bancorp.

Lynell Walton Senior Vice President Investor Relations Officer Old National Bancorp

Additional Information for Shareholders
In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange
Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Indiana
Community Bancorp and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the
Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Indiana Community Bancorp, may be
obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Indiana Community Bancorp by accessing Indiana
Community Bancorp’s website at www.myindianabank.com under the tab “Shareholder Relations” and then under the heading “Documents.”
Old National Bancorp and Indiana Community Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Indiana
Community Bancorp in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2011. Information
about the directors and executive officers of Indiana Community Bancorp is set forth in the proxy statement for Indiana Community Bancorp’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the
Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statement
This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s and Indiana
Community Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-
looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,”
and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s and Indiana Community
Bancorp’s businesses, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street
Reform and Consumer Protection Act and its related regulations); the ability of Old National Bancorp to execute its business plan (including the proposed acquisition of Indiana Community Bancorp); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either Old
National Bancorp’s or Indiana Community Bancorp’s internal controls; failure or disruption of our information systems;
significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in the Old
National Bancorp’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange
Commission. These forward-looking statements are made only as of the date of this Report, and neither Old National
Bancorp nor Indiana Community Bancorp undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Non-GAAP Financial Measures
These slides contain non-GAAP financial measures. For purposes of
Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.
In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old
National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

Bob Jones President & CEO Old National Bancorp

ONB to Acquire Indiana Community Bancorp
Compelling
Strategic
Rationale
• Advances objective of being Indiana’s bank
• Provides entry into attractive I-65 corridor markets
• Adds 17 full service branches - $863.3 million in deposits and $713.8 million in loans
Financially
Attractive
• Effective deployment of capital
• EPS accretion of $.06 to $.08 per share in first full year
• Exceeds internal IRR hurdle
• Significant operating efficiencies
• Over 35% cost saves expected
Low Risk
• Comprehensive due diligence completed
• Core competency in integration/conversion processes
• Retention of key management members
• Strong cultural fit
Financial data at December 30, 2011, per Company filings

Indiana Community Bancorp
Founded in 1908
State chartered commercial bank
17 full service branches
$985 million total assets
– $714 million total loans
$896 million total liabilities
– $863 million total deposits
$273 million trust assets
Financial data at December 30, 2011, per Company filings

Why Indiana Community?
Effective deployment of capital
– Revenue growth opportunities
– Entry with #2 market share in strong Columbus,
Indiana market
– Immediately accretive to earnings
Continued expense synergies
Enhances ONB’s strategy of being Indiana’s
bank
– Fills strategic gap – I-65 corridor
Intangible benefits
– Same cultural values
– Strong management team

Naperville
Joliet
Fort Wayne
West Lafayette
Kentucky
Louisville
New Albany

Greenwood
Greensburg
Decatur
Franklin
Ripley
North Vernon
Jennings
Jackson
Jefferson
Scottsburg

Evansville
Strategic fill-in of attractive I-65 corridor
in South Eastern Indiana
Area is home to Cummins Inc. and
Honda Manufacturing of Indiana
Old National Bancorp
Indiana Community Bancorp
ONB to Acquire Indiana Community Bancorp
Headquartered in
Columbus, Indiana
NASDAQ:  INCB

Attractive Columbus, IN Market (MSA)
INCB corporate headquarters
5 full service branches
Deposits of $322.0 million
– 37.5% of franchise
Market rank of #2 with 27.1% share
Major employer Cummins Inc – June 2011
announced expansion with new office building
to add 600 new professionals  (average
salaries of $80,000) by 2013 and employ nearly
3,000 individuals
Financial data at June 30, 2011, per SNL Financial

Bartholomew County/Columbus, IN
Bartholomew County population of 75,950
– Columbus population of 40,730
Median HH Income
$53,356
$53,650
$55,877
$54,442
$53,000
$54,000
$55,000
$56,000
Barth.
Co.
Indiana National ONB
Projected HH Income Change
2010-2015
13.3%
13.2%
13.6%
12.4%
11%
12%
13%
14%
Barth. Co. Indiana National ONB
Nov. 2011 Unemployment
9.0%
7.0%
8.6%
6%
7%
8%
9%
10%
Bartholomew
County
Indiana National
HH income data per SNL Financial
Unemployment data provided by Indiana Department of Workforce Development and Bureau of Labor Statistics

13 Entry Into Seymour, IN (MSA) 3 full service branches Deposits of $190.6 million – 22.2% of franchise Market rank of #2 with 25.5% share Financial data at June 30, 2011, per SNL Financial

ONB to Acquire INCB – Highlights
Transaction
Due Diligence
Financial Impact
Capital
TARP Repayment
Acceptable Risk Profile
Closing
• Consideration: 100% stock transaction at an exchange ratio of 1.90, resulting in 6.6 million shares issued
• Deal value = $79.2 million at ONB price of $12.00
• Tangible premium/core deposits (deposits less jumbo CDs) of 1.58%
• Price to tangible book of 1.17%
• Comprehensive review of all operations and business lines
• Extensive credit review
• Obtained in-depth look at culture
• Expected to be immediately accretive to EPS in 2012, excluding one-time charges of approximately $19.3 million
• Expected EPS accretion $.06 to $.08 per share in first full year
• Expected cost saves of over 35%, phased in 75% in 2012 and 100% thereafter
• Exceeds internal IRR hurdle
• Loan credit mark estimated at $87 million, or 12% of total loans*
• Loan interest rate mark estimated at $32 million
• Create goodwill of approximately $75 million
• No additional capital raise needed
• INCB to redeem TARP prior to closing, subject to regulatory approval
• Strong cultural fit
• Transaction anticipated to close 2Q12, subject to regulatory and INCB shareholder approval and other customary closing conditions
* Possible credit-related adjustments to exchange ratio
Pricing based on ONB stock price of $12.00 – 20 day average 12-21-2011 to 1-20-2012

Possible Credit-Related Adjustments to Exchange Ratio
Deal value subject to change based on increase or
decrease of credit mark and delinquencies
– 1.9987 to 1.3396
Loan mark based on changes in impairment
Delinquencies based on changes in “delinquent
loans” from announcement date to closing date
– Delinquencies
– Nonaccruals
– Restructured
– OREO
– Net charge-offs
All based on Old National’s credit methodology

Estimated Merger and Acquisition Charges
Severance $4.3
Other HR related expenses $1.9
Processing and communication expense $7.3
Occupancy expense $2.6
Professional fees $2.6
Marketing $.6
Total estimated acquisition charges $19.3
$ in millions

Pro Forma Capital Ratios
ONB
9-30-2011 1
Projected
at Closing
Tangible Common Equity/Tangible Assets 8.40% 8.27%
Tangible Common Equity/Risk Weighted Assets 13.42% 12.65%
Leverage Ratio 7.9% 8.0%
Tangible Book Value Per Share $7.66 $7.37
1
See Appendix for Non GAAP Reconciliation

Old National Bancorp Thank You Q&A

Old National Bancorp Appendix

ONB’s M&A Strategy
Branch acquisition
FDIC assisted
transaction
Whole bank purchase
Must enhance Old National’s mission of being a true “community bank”
Must align both strategically and culturally
Must meet/exceed financial targets
Must pass rigorous due diligence process

ONB’s M&A Strategy
Focus on community banking, client
relationships and consistent quality
earnings
Target geographic markets
– Mid-sized markets within or near existing
franchise with average to above average
growth rates
– In market community banks where
significant cost saves could be achieved

Balance Sheet Mix – As of 9-30-2011
Commercial
30.1%
Residential
Mortgage
21.0%
Commercial
Real Estate
27.2%
HELOC
5.4%
Other
Consumer
16.3%
Commercial
16.4%
Mortgage
13.1%
Commercial
Real Estate
56.6%
HELOC
12.5%
Other
Consumer
1.4%
CD's
24.4%
Money
Markets
4.5%
NOW
Accounts
22.2%
Savings
23.7%
Demand
25.3%
Old National                   Indiana Community Pro Forma
CD's
33.1%
Money
Markets
28.1%
NOW
Accounts
19.8%
Savings
6.2%
Demand
12.8%
Old National                   Indiana Community Pro Forma
Commercial
28.1%
Residential
Mortgage
19.8%
Commercial
Real Estate
31.5%
HELOC
6.4%
Other
Consumer
14.1%
CD's
25.3%
Money
Markets
7.1%
NOW
Accounts
21.9%
Savings
21.8%
Demand
23.9%
Excludes covered loans
Financial data at September 30, 2011, per SNL Financial

2011 Rank	Company	Branches	Deposits $ Millions	Market Share
1	JP Morgan Chase (NY)	190	$12.776	12.92
2	PNC Financial Services Group	166	10.479	10.59
3	Fifth Third Bancorp (OH)	143	6.577	6.65
4	Pro Forma	165	6.567	6.64
4	Old National Bancorp (IN)	146	5.708	5.77
5	BMO Financial Group	83	3.546	3.58
6	1st Source Corp (IN)	70	3.361	3.40
7	First Merchants Corp. (IN)	79	2.956	2.99
8	Wells Fargo & Co (CA)	39	2.832	2.86
9	KeyCorp (OH)	73	2.600	2.63
10	First Financial Bancorp (OH)	64	2.515	2.54
23	Indiana Community Bancorp (IN)	19	.860	.87

23 Indiana Market Share Financial data at June 30, 2011, per SNL Financial

24 Loan Mark Impairment Based On Collateral value Cash flow Documentation Quality and timeliness of financial statements Guarantor strength

Non-GAAP Reconciliations
(end of period balances- $ in millions)
ONB at
9-30-2011
Projected at
Closing
Total Shareholders’ Equity
$1,027.7 $1,114.4
Deduct:  Goodwill and Intangible Assets
(302.3) (367.4)
Tangible Common Shareholders’ Equity
$725.4 $746.9
Total Assets
$8,932.7 $9,395.3
Add:  Trust Overdrafts
.4 .6
Deduct:  Goodwill and Intangible Assets
(302.3) (367.4)
Tangible Assets
$8,630.8 $9,028.5
Tangible Common Equity to Tangible Assets
8.40% 8.27%
(end of period balances- $ in millions)
ONB at
9-30-2011
Projected at
Closing
Total Shareholders’ Equity
$1,027.7 $1,114.4
Deduct:  Goodwill and Intangible Assets
(302.3) (367.4)
Tangible Common Shareholders’ Equity
$737.8 $746.9
Risk Adjusted Assets
$5,406.5 $5,906.1
Tangible Common Equity to Risk Weighted Assets
13.42% 12.65%

(end of period balances- $ in millions)
ONB at
9-30-2011
Projected at
Closing
Total Shareholders’ Equity
$1,027.7 $1,114.4
Deduct:  Goodwill and Intangible Assets
(302.3) (367.4)
Tangible Common Shareholders’ Equity
$725.4 $746.9
Common Shares Issued and Outstanding
94,654 101,360
Tangible Book Value per Share
$7.66 $7.37
Non-GAAP Reconciliations